PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL



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RECEIVED MAR 0 1 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaFise Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Biscayne Blvd., Suite 3750
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luisa Franchy (305) 374-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg, Levy & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125, Miami Florida 33144
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luisa Franchy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of La Fise Securities Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Luisa Franchy
Signature

CFO
Title


NOTARY PUBLIC
STATE OF FLORIDA
GEORGE P.E. TEN POW
MY COMMISSION # DD 322965
EXPIRES: June 11, 2008
Bonded Thru Budget Notary Services

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAFISE SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2004



ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
ERIC LEVY, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

February 14, 2005

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Lafise Securities Corporation

We have audited the accompanying statement of financial condition of Lafise Securities Corporation as of December 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Lafise Securities Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roth, Jonas, Mittelberg, Levy & Hartney, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

EXHIBIT "A"

LAFISE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash in Banks	$ 25,446	
Cash Deposit With Clearing Organization	25,411	
Commission Receivable	15,000	
Advances to Broker	3,006	
Prepaid Expenses and Other Assets	1,356	
Total Current Assets		$ 70,219
PROPERTY AND EQUIPMENT, At Cost Net of Accumulated Depreciation of $1,143		1,760
TOTAL ASSETS		$ 71,979

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 4,920	
Accrued Expenses	4,500	
Total Current Liabilities		$ 9,420
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock - $1 Par Value; Authorized - 5,000,000 Shares; Issued and outstanding - 77,778 Shares	$ 77,778	
Additional Paid-in Capital	154,222	
Retained Earnings (Deficit)	(169,441)	
Total Stockholders' Equity		62,559
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 71,979

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

LAFISE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		$ 114,851
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 148,627	
Clearance, Quotation, and Communication Costs	5,315	
Occupancy and Other Rentals	4,513	
Taxes, Other than Income Taxes	225	
Other Operating Expenses	44,357	
Total Operating Expenses		203,037
(LOSS) BEFORE INCOME TAXES		$ (88,186)
FEDERAL AND STATE INCOME TAX (PROVISION)		-
NET (LOSS)		$ (88,186)

Subject to Comments in Attached Letter and Notes to Financial Statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount		
Balance - January 1, 2004	77,778	$ 77,778	$ 104,222	$ (81,255)
Additional Capital Contributions from Stockholder	-	-	50,000	-
Net (Loss) for the Period	-	-	-	(88,186)
Balance - December 31, 2004	77,778	$ 77,778	$ 154,222	$ (169,441)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

LAFISE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES		
Net (Loss)	$ (88,186)	
Adjustments to Reconcile Net Profit to Net		
Cash Used in Operating Activities:		
Depreciation	871	
Changes in Operating Assets and Liabilities:		
(Increase) in Commission Receivable	(15,000)	
(Increase) in Cash Deposit With Clearing Organization	(170)	
Decrease in Prepaid Expenses and Other Assets	541	
(Increase) in Advances to Brokers	(3,006)	
Increase in Accounts Payable and Accrued Expenses	9,195	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (95,755)
INVESTING ACTIVITIES		
Purchase of Property and Equipment	$ (2,380)	
NET CASH (USED IN) INVESTING ACTIVITIES		(2,380)
FINANCING ACTIVITIES		
Capital Contribution from Stockholder	$ 50,000	
NET CASH PROVIDED BY FINANCING ACTIVITIES		50,000
(DECREASE) IN CASH		$ (48,135)
CASH AT BEGINNING OF YEAR		73,581
CASH AT END OF YEAR		$ 25,446
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on June 1, 2001, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. On November 12, 2004, the Company amended its articles of incorporation to increase the number of authorized shares of its capital stock to 5,000,000 from 1,000,000.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis, however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

The Company does not own any restricted or investment securities at December 31, 2004.

Depreciation - Depreciation is provided on an accelerated basis using estimated lives of five years.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,000. At December 31, 2004, the Company had "Net Capital" of $55,929 which was in excess of its minimum requirement by $50,929.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an agreement with an affiliated entity commencing November 1, 2001, for the rental of office space and equipment. Actual payments under this agreement commenced in October 2004, at the monthly rental of $1,504. This agreement can be terminated by either party with three months notice.

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2004 is as follows:

Commissions	$ 114,351
Interest and Other	500
	$ 114,851

NOTE 5 - CASH DEPOSIT WITH CLEARING ORGANIZATION

The cash deposit with the clearing organization represents funds in a restricted reserve account which cannot be removed without the permission of the clearing organization.

NOTE 6 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

Deferred tax assets:		
Net operating losses	$	49,000
Timing differences		-
	$	49,000
Less: Valuation allowance		(49,000)
	$	-

At December 31, 2004, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2004. The Company has available at December 31, 2004, approximately $ 165,000 of unused operating loss carryforwards that may be applied against future taxable income and will expire in years through 2024.

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

NET CAPITAL		
Total Stockholders' Equity		$ 62,559
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 62,559
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 1,760	
2. Prepaid Expenses and Other Assets	1,356	
3. Advances to Brokers	3,006	6,122
Net Capital Before Haircuts on Security Positions		$ 56,437
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Exempted Securities	$ -	
2. Debt Securities	-	
3. Options	-	
4. Other Securities	508	508
Net Capital		$ 55,929

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 4,920	
Accrued Expenses	4,500	
Total Aggregate Indebtedness		$ 9,420
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 628
Minimum Net Capital Requirement		$ 5,000
Excess Net Capital		$ 50,929
Excess Net Capital at 1,000 Percent		$ 55,007
Percentage of Aggregate Indebtedness to Net Capital		17%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net Capital, as reported in Company's Part II (Unaudited) FOCUS Report	$	50,160
Audit Adjustment to Reduce Overaccrual for Audit Fee		5,500
Reduction of Accounts Payable and Other Items		269
Net Capital Per Above	$	55,929

LAFISE SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

LAFISE SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Raymond James & Associates, Inc.



ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

ERIC LEVY, CPA

JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Lafise Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Lafise Securities Corporation (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Roth, Jonas, Mittelberg, Levy & Hartney, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

Miami, Florida

February 14, 2005